Exhibit 99.3

NEWS RELEASE
TSX: LAC ● NYSE: LAC
www.lithiumamericas.com

Lithium Americas Reports First Quarter 2024 Results

(All amounts in US$ unless otherwise indicated)

May 13, 2024 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported its financial and operating results for the three months ended March 31, 2024 (“Q1 2024”) and has filed its condensed consolidated interim financial statements (“Financials”) and management’s discussion and analysis (“MD&A”).

HIGHLIGHTS

Thacker Pass

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Site preparation for major earthworks has been completed and Thacker Pass is prepared for the commencement of major construction, expected in the second half of 2024.
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The Company continues to focus on increasing the level of detailed engineering, alongside advancing procurement and execution planning, in advance of issuing full notice to proceed (“FNTP”), which is expected in the second half of 2024. Detailed engineering is over 30% design complete to date.
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On March 12, 2024, the Company received a conditional commitment (“Conditional Commitment”) from the U.S. Department of Energy (“DOE”) for a $2.26 billion loan under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program consisting of $1.97 billion in aggregate principal to fund eligible construction costs of the processing facilities at Thacker Pass, targeting to produce an initial 40,000 tonnes per year of battery grade lithium carbonate ("Phase 1"), plus interest to be accrued during construction, which is estimated to be $290 million over a three-year period (the "DOE Loan").
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On March 12, 2024, the Company provided an update to the estimated total capital cost (“CAPEX”) for Phase 1 construction. CAPEX has been revised to $2.93 billion to reflect estimates of key updated quantities and execution planning tied to increased engineering progress, use of union labor through a National Construction Agreement (Project Labor Agreement) (“PLA”) with North America’s Building Trades Unions (“NABTU”) for construction of Thacker Pass, development of an all-inclusive housing facility for construction workers, updated equipment pricing and a larger project contingency.
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During the three months ended March 31, 2024, $62.5 million of construction capital costs and other project-related costs were capitalized.

Corporate

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As of March 31, 2024, the Company had approximately $147 million in cash and cash equivalents.
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On April 22, 2024, the Company completed an underwritten public offering (the “Offering”) of 55 million common shares (the “Common Shares”) at a price of $5.00 per Common Share (the “Issue Price”) for aggregate gross proceeds of $275 million, resulting in net proceeds to the Company of approximately $263 million.
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The Offering, together with the DOE Loan, satisfies the funding condition to closing General Motors Holdings LLC ("GM") second tranche investment. At the same time, the Offering and GM funding will allow the Company to meet the financing-related condition related to closing the DOE Loan Conditional Commitment. These financings are expected to fund Thacker Pass Phase 1 construction capital expenditures.

“I am proud of what the Lithium Americas team has accomplished so far this year despite challenging lithium market conditions," said Jonathan Evans, President and Chief Executive Officer of Lithium Americas. “Thacker Pass is now the only large-scale integrated battery-quality lithium carbonate project in North America with a clear path to production. We have all construction permits in hand and our construction financing and execution readiness are substantially de-risked. We continue to advance detailed engineering and project planning ahead of making the final investment decision, which we expect to do later this year. Our team is focused on delivering Thacker Pass to strengthen North America’s battery supply chain and ensure that the economic benefits are directed toward American workers, companies and communities.”

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Vice President, Growth and Product Strategy of the Company, and a ”qualified person” as defined under National Instrument 43-101 and Subpart 1300 of Regulation S-K under the United States Securities Act of 1933.

FINANCIALS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Three months ended March 31,
	2024	2023
	$	$
Expenses	5.5	5.6
Net loss	6.0	1.7
Loss per share – basic	0.04	0.01

(in US$ million)	As at March 31, 2024	As at December 31, 2023
	$	$
Cash and cash equivalents	147.2	195.5
Total assets	436.5	439.5
Total long-term liabilities	7.9	7.5

During Q1 2024, net loss increased due to the recognition of losses on the fair value of financial instruments and higher general and administrative and equity compensation expenses reflecting the full costs of the Company operating as a stand-alone entity, subsequent to the separation transaction on October 3, 2023.

During Q1 2024, total assets were substantially unchanged as expenditures capitalized for Thacker Pass were offset by a corresponding reduction in cash and settlement of prepaids at December 31, 2023 that were capitalized as Thacker Pass construction costs in the three months ended March 31, 2024.

This news release should be read in conjunction with the Company’s Financial Statements and MD&A for the quarter ended March 31, 2024, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production; targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a PLA with NABTU for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, the anticipated use of net proceeds of the $275 million Offering; expectation that the Tranche 2 Investment and the Offering, together with the DOE Loan will fully fund the Thacker Pass Phase 1; the expected operations, financial results and condition of the Company; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company; the estimated costs of the development of Thacker Pass, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan and the Tranche 2 Investment; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for Thacker Pass; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at Thacker Pass; development of mineral resources and mineral reserves; the expected benefits of the Arrangement to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; information concerning the tax treatment of the Arrangement; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the creation of a battery supply chain in the United States to support the electric vehicle market; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on Thacker Pass; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at Thacker Pass; successful development of Thacker Pass, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of Thacker Pass; the expected capital expenditures for the construction of Thacker Pass; anticipated job creation and workforce hub at Thacker Pass; the expectation that the PLA will minimize construction risk, ensure availability of skilled labor, address the challenges associated with Thacker Pass’ remote location and be effective in prioritizing employment of local and regional skilled craft workers, including members of underrepresented communities; the Company’s commitment to sustainable development, minimizing the environmental impact at Thacker Pass and plans for phased reclamation during the life of mine; ability to achieve capital cost efficiencies; the Tranche 2 Investment and the potential for additional financing scenarios for Thacker Pass; the expected timetable for completing the Tranche 2 Investment; the ability of the Company to complete the Tranche 2 Investment on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of Thacker Pass as required for the Tranche 2 Investment; the expected benefits of the Tranche 2 Investment; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the

Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: a cordial business relationship between the Company and third party strategic and contractual partners; the potential benefit of the Arrangement being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina following the Arrangement becoming payable, including as a result of events outside of the Company's control; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the ability of the Company to secure sufficient additional financing, advance and develop Thacker Pass, and to produce battery grade lithium; the respective benefits and impacts of Thacker Pass when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for Thacker Pass; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; increased attention to environmental, social and governance (“ESG”) and sustainability-related matters, risks related to the Company’s public statements with respect to such matters that may be subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” (i.e., misleading information or false claims overstating potential sustainability related benefits); risks that the Company may face regarding potentially conflicting anti-ESG initiatives from certain U.S. state or other governments; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for Thacker Pass, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether mineral resources not included in mineral reserves will be further developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at Thacker Pass; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance Thacker Pass; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan application; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; that the Company will meet its future objectives and priorities; that the Company will have access to adequate capital to fund its future projects and plans; that such future projects and plans will proceed as anticipated; the ability of the Company to satisfy all closing conditions for the Tranche 2 Investment and complete the Tranche 2 Investment in a timely manner; the impact of the Tranche 2 Investment on dilution of shareholders and on the trading price for, and market for trading in, the securities of the Company; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors is not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein, and in the Company’s other continuous disclosure documents available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.